UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 2 )*



                                AAR Corp.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                000361105

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Capital Group Companies, Inc.
     86-0206507

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

     SEC USE ONLY 3



     CITIZENSHIP OR PLACE OF ORGANIZATION 4

     Delaware

              5   SOLE VOTING POWER

                  NONE

 NUMBER OF        SHARED VOTING POWER              6
   SHARES
BENEFICIALL       NONE
 Y OWNED BY
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       NONE

                  SHARED DISPOSITIVE POWER              8

                  NONE

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9

     NONE   Beneficial ownership disclaimed pursuant to Rule 13d-4

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* 10



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%

     TYPE OF REPORTING PERSON* 12

     HC

                 * SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 2

Item 1(a)   Name of Issuer:
       AAR Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       1111 Nicholas Blvd.
       Elk Grove Village, IL 60007

Item 2(a)   Name of Person(s) Filing:
       The Capital Group Companies, Inc.

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       000361105

Item 3   The person(s) filing is(are):

       (g)    [X]   Parent Holding Company in accordance with Section
            240.13d-1(b)(1)(ii)(G).

Item 4   Ownership
       N/A

Item 5   Ownership of 5% or Less of a Class: [X]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
       N/A

Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:      February 12, 1997

        Signature  *Larry P. Clemmensen
        :

        Name/Titl Larry P. Clemmensen, President e:

                   The Capital Group Companies, Inc.




        *By

               James P. Ryan
               Attorney-in-fact

Signed pursuant to a Power of Attorney dated February 11, 1997 included as an Exhibit to this Schedule 13G .

































                           POWER OF ATTORNEY

     The undersigned do hereby appoint Michael J. Downer, Kenneth R. Gorvetzian, James P. Ryan, and Michele Yuen Yang, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, The Capital Group Companies, Inc., Capital Research and Managment Company, Capital Guardian Trust Company, Captial Group International, Inc., Capital International, Inc., Capital International K.K., Capital International Limited, Capital International S.A., AMCAP Fund, Inc., American Balanced Fund, Inc., American Mutual Fund, Inc., American Variable Insurance Series (Growth Fund, International Fund, Growth-Income Fund, Asset Allocation Fund, Global Growth Fund), Capital Income Builder, Inc., Capital World Growth and Income Fund, Inc., EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America. Inc., The Investment Company of America, The New Economy Fund, New Perspective Fund, Inc., SMALLCAP World Fund, Inc., and Washington Mutual Investors Fund, Inc., and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

     IN WITNESS WHEREOF, this Power of Attorney, has been executed as of the 11th day of February, 1997.


The Capital Group Companies, Inc.


/s/ Larry P. Clemmensen
Name:Larry P. Clemmensen
Title:President



Capital Research and Management Company


/s/ Paul G. Haaga, Jr.
Name:Paul G. Haaga, Jr.
Title:Executive Vice President



Capital Guardian Trust Company


/s/ David I. Fisher
Name:David I. Fisher
Title:Vice Chairman



Capital Group International, Inc.


/s/ John H. Seiter
Name:John H. Seiter
Title:Senior Vice President





Capital International, Inc.


/s/ David I. Fisher
Name:David I. Fisher
Title:President


Capital International K.K.
Capital International Limited


/s/ David I. Fisher
Name:David I. Fisher
Title:Vice Chairman



Capital International S.A.


/s/ David I. Fisher
Name:David I. Fisher
Title:President du Conseil


AMCAP Fund, Inc.
American Balanced Fund, Inc.
Fundamental Investors, Inc.
The Growth Fund of America, Inc.
The Income Fund of America, Inc.


/s/ Paul G. Haaga, Jr.
Name:Paul G. Haaga, Jr.
Title:Senior Vice President



American Mutual Fund, Inc.


/s/ Timothy D. Armour
Name:Timothy D. Armour
Title:Vice President



American Variable Insurance Series


/s/ Steven N. Kearsley
Name:Steven N. Kearsley
Title:Vice President



Capital Income Builder, Inc.
Capital World Growth and Income Fund, Inc.





/s/ Paul G. Haaga, Jr.
Name:Paul G. Haaga, Jr.
Title:President



EuroPacific Growth Fund


/s/ Robert W. Lovelace
Name:Robert W. Lovelace
Title:Vice President





The Investment Company of America


/s/ Patricia L. Vaughn
Name:Patricia L. Vaughn
Title:Vice President



The New Economy Fund


/s/ Vincent P. Corti
Name:Vincent P. Corti
Title:Vice President



New Perspective Fund, Inc.


/s/ Catherine M. Ward
Name:Catherine M. Ward
Title:Vice President



SMALLCAP World Fund, Inc.


/s/ Vincent P. Corti
Name:Vincent P. Corti
Title:Vice President



 Washington Mutual Investors Fund, Inc.


/s/ Howard L. Kitzmiller
Name:Howard L. Kitzmiller
Title:Senior Vice President and Assistant Treasurer